June 6, 2013	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER'S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL CLIENT/MATTER NUMBER 044741-0161

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Research Corporation
Registration Statement on Form S-3
Originally Filed March 28, 2013
File No. 333-187597

Dear Mr. Riedler:

On behalf of our client, National Research Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated April 3, 2013 (the “Comment Letter”), with respect to the above-referenced filing (the “Registration Statement”). The numbered items set forth below repeat (in italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Where You Can Find More Information, page 25

SEC Staff Comment

1.

We note your Form 10-K incorporates Part III information from your definitive proxy statement that has not yet been filed. Please note that prior to requesting effectiveness, you must either amend the registration statement to include Part III information or file your definitive proxy statement.

Response: The Company respectfully advises the Staff that the Company filed its definitive proxy materials on April 10, 2013.

SEC Staff Comment

2.

We note you have incorporated by reference specific filings that you have not yet filed. It is unclear whether you intend to file a pre-effective amendment to reflect the actual filing dates of these documents. Please note that we will not accelerate the effectiveness of the registration statement until these documents are filed. Please confirm whether it is your intention not to request acceleration of effectiveness until after approval of the recapitalization proposal, the Class A and B shares have been issued, and you have filed the periodic reports and Forms 8-A pertaining to the recapitalization.

Response: The Company respectfully advises the Staff that the Company’s recapitalization was effected on May 22, 2013, following shareholder approval, and that the Company has now filed all noted periodic reports and Forms 8-A pertaining to the recapitalization. The Company is also filing, today, Pre-Effective Amendment No. 1 to the Registration Statement to fill in all previously omitted dates and other information. The Company will not request acceleration of effectiveness of the Registration Statement until the Staff has reviewed Pre-Effective Amendment No. 1 to the Registration Statement.

Exhibit 5. Legal Opinion

SEC Staff Comment

3.

With respect to the primary shelf offering, although a legal opinion may be subject to certain qualifications, conditions and assumptions regarding the future issuance of securities, an updated, unqualified opinion must be filed as an exhibit to the registration statement or under cover of Form 8-K no later than the closing date of the offering. Please confirm that you will either file a clean opinion with the assumptions deleted prior to effectiveness of the registration statement or that you will file an updated, clean opinion with each takedown off the shelf. See Section II.B.2.a. of Staff Legal Bulletin 19.

Response: The Company respectfully advises the Staff that the Company will file an updated, clean opinion with each takedown off the shelf.

SEC Staff Comment

4.

With respect to the secondary offering, the legality opinion should state the securities are already outstanding and are legally issued, fully paid and non-assessable. It is inappropriate to include in the opinion assumptions that are overly broad, assume away the relevant issue, or assume the material facts underlying the opinion. For example, counsel should not assume the registrant has sufficient authorized shares or that the company has taken all necessary actions to authorize the issuance of the securities. Although an exception is made for primary shelf offerings, there is no exception for secondary offering. Please file a revised legal opinion which states, with respect to the resale shares, that all necessary action has been taken instead of the current language “… will have been taken….” See Sections II.B.2.h. and II.B.3.a. of Staff Legal Bulletin 19.

Response: The Company respectfully advises the Staff that the Company has filed a revised legal opinion of Foley & Lardner LLP as Exhibit 5 to Pre-Effective Amendment No. 1 to the Registration Statement today.

* * * *

As mentioned above, the Company will not file a request to accelerate the effectiveness of the Registration Statement until the Staff has reviewed Pre-Effective Amendment No. 1 to the Registration Statement (which was filed today). At that time, the Company’s acceleration request will contain the written acknowledgements described in the Comment Letter.

If the Staff has any questions with respect to the foregoing, or would like to discuss any of the Company’s responses, please contact the undersigned at (414) 297-5668.

Very Truly Yours,

/s/ Russell E. Ryba

Russell E. Ryba

cc:	Daniel Greenspan
John Krug
U.S. Securities and Exchange Commission
Kevin R. Karas
National Research Corporation